UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-652

A.	Full title of the Plan:

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL

LEAF TOBACCO COMPANY, INCORPORATED AND

DESIGNATED AFFILIATED COMPANIES

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

UNIVERSAL CORPORATION

1501 NORTH HAMILTON STREET

RICHMOND, VIRGINIA 23230

(804) 359-9311

Employees’ Stock Purchase Plan of Universal Leaf

Tobacco Company, Incorporated and Designated

Affiliated Companies

FINANCIAL REPORT

DECEMBER 31, 2006 AND 2005

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Human Resources Policy and Planning Team

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and

Designated Affiliated Companies

Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets held at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PKF Witt Mares, PLC

Richmond, Virginia
June 22, 2007

FINANCIAL STATEMENTS

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
ASSETS
Investments:
Universal Corporation common stock fund	$31,588,774	$30,395,496
LandAmerica Financial Group, Inc. common stock fund	126,609	170,791
Fixed income fund	1,110,599	1,126,088

Total investments	32,825,982	31,692,375

Total assets	32,825,982	31,692,375

LIABILITIES
Benefits payable	—	13,419

Net assets available for benefits	$32,825,982	$31,678,956

See accompanying notes.

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$3,390,668
Cash dividends	1,176,997
Interest	5,800

Total investment income	4,573,465

Contributions:
Employer	1,164,845
Participant	1,166,141

Total contributions	2,330,986

Total additions	6,904,451

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participating employees	5,757,425

NET INCREASE	1,147,026
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	31,678,956

End of year	$32,825,982

See accompanying notes.

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

NOTE 1. DESCRIPTION OF PLAN

A complete description of the Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (the Plan) provisions including those relating to vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document which has been filed with the Securities and Exchange Commission. Copies of these documents and the prospectus relating to the Plan are available from the Universal Corporation Benefits Department. The provisions of the Plan outlined below should be read in conjunction with the aforementioned documents.

General

The Plan is a defined contribution plan sponsored by Universal Leaf Tobacco Company, Incorporated for the benefit of certain salaried employees of the sponsor and designated affiliated companies (Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Assets held by the Plan are invested in the Universal Corporation Common Stock Fund, the LandAmerica Financial Group, Inc. Common Stock Fund, and the Fixed Income Fund.

As more fully described in Note 8, the Plan was terminated immediately following the completion of the plan year ended December 31, 2006 (i.e., effective January 1, 2007), as part of changes made by Universal Leaf Tobacco Company, Incorporated (the Sponsor) to certain of its employee benefit plans to comply with new requirements imposed by the Pension Protection Act of 2006. Upon termination, participants were made fully vested in all employer contributions, and the assets of the Plan were transferred to the Universal Leaf Tobacco Company, Incorporated 401(k) Savings Plan.

Contributions

Prior to the termination of the Plan, after one year of service and attaining age 21, employees could elect to contribute 1% to 5% of their total pay (including overtime and bonuses) by means of monthly payroll deductions. Employers matched 100% of employee contributions except to the extent that the employer contribution was reduced by forfeitures from nonvested withdrawing participants.

Employees could elect to invest in the Universal Corporation Common Stock Fund, the Fixed Income Fund, or to divide their contributions equally between the two funds. Employers’ contributions were invested only in the Universal Corporation Common Stock Fund.

(Continued)

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

NOTE 1. DESCRIPTION OF PLAN (Concluded)

Participant Accounts

Each participant’s account consists of the participant’s contributions, the Employer’s matching contribution and credit from forfeitures, and an allocation of the Plan’s investment income (loss). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. As noted above, all participant accounts were transferred to the Universal Leaf Tobacco Company, Incorporated 401(k) Savings Plan effective with the termination of the Plan on January 1, 2007.

Vesting

Under the terms of the Plan prior to its termination, participants were fully vested in their contributions and in Employer contributions in the event of retirement, disability or death. Otherwise, vesting in the Employer contributions occurred according to the following schedule:

Years of Service	Vesting Percentage
0 - 2	0%
3	100%

As discussed above, due to the termination of the Plan effective January 1, 2007, all participants were made fully vested in the Employer contributions as of that date.

Benefits

Under the terms of the Plan prior to its termination, participants who retired or became disabled could receive a distribution in a single lump sum or in annual installments over a period not to exceed the lesser of ten years or the participant’s life expectancy.

LandAmerica Financial Group, Inc. Shares

During 1991, each participant elected to either sell or hold all LandAmerica Financial Group, Inc. (formerly Lawyers Title Corporation) shares distributed to them as a dividend from the spin-off of that company from Universal Corporation.

Participants continuing to hold LandAmerica Financial Group, Inc. shares could elect to sell 100% of their holdings as part of their regular semi-annual elections and have the proceeds invested in Universal Corporation Common Stock. No additional investments in LandAmerica Financial Group, Inc. Common Stock were permitted under the Plan after the above mentioned spin-off.

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks and Uncertainties

Prior to its termination effective January 1, 2007, the Plan invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks which make it reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Due to the transfer of the Plan’s assets, including its investment securities, to the Universal Leaf Tobacco Company, Incorporated 401(k) Savings Plan in connection with the termination of the Plan effective January 1, 2007, these risks were transferred to that Plan and the related participant accounts at that date.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts that should be reported at fair value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented. The calculations for December 31, 2006 and 2005 were not materially different from contract value and therefore have been presented at contract value.

(Continued)

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Investment Valuation and Income Recognition

Through December 31, 2006, the Plan’s investments were held by The Bank of New York (the Trustee) in a trust fund. Investments in the Common Stock Funds were carried at market value based upon quotations from the New York Stock Exchange. Dividends were recorded on the ex-dividend date, and interest was accrued as earned.

The Fixed Income Fund was primarily invested in the Stable Value Fund I, a pooled fund of investment contracts managed by Wachovia Asset Management. The rate of return of the fund is based on the crediting rate of the underlying guaranteed investment contracts. These contracts generally provide for a fixed rate of return over the term of the contract. During 2006, the average yield for the fund was 4.76% (3.95% in 2005), and at December 31, 2006, the crediting rate was 3.95% (3.46% at December 31, 2005). The crediting rate is adjusted daily based on the underlying guaranteed investment contracts.

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3. INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated November 21, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is qualified and the related trust is tax exempt.

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

NOTE 4. INVESTMENTS

During 2006, the Plan’s investments in common stock (including investments purchased, sold, as well as held during the year) appreciated in fair value by $3,390,668.

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31,
	2006	2005
Investment at fair value:
Universal Corporation common stock fund	$31,588,774	$30,395,496

	Year ended December 31, 2006	Year ended December 31, 2005
Change in net assets:
Contributions	$2,191,527	$2,351,891
Dividends	1,175,136	1,223,079
Interest	3,011	1,844
Net appreciation (depreciation) in market value	3,337,603	(3,132,107)
Withdrawals and forfeitures	(5,513,999)	(5,528,126)

	$1,193,278	$(5,083,419)

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

NOTE 5. RELATED PARTY TRANSACTIONS

The administrative expenses of the Plan, which include the Trustee’s fees ($20,907 in 2006 and $19,788 in 2005) were paid by the Sponsor and are not included in the accompanying financial statements.

Under the provisions of the Plan, prior to its termination, employees and officers could elect to sell shares of Universal Corporation common stock to the Plan semi-monthly. The Trustee then sold the shares on the open market. Purchases from employees totaled $125,403 and $197,029 during the years ended December 31, 2006 and 2005, respectively. These amounts did not include any purchases from officers.

NOTE 6. PLAN AMENDMENT

The Plan was amended effective March 28, 2005 to conform certain terms related to participant distributions to new guidelines issued by the U.S. Department of Treasury. The amendment reduced the minimum vested account balance at which the Plan may automatically pay a lump-sum cash settlement to terminated participants from $5,000 to $1,000. A participant who terminated employment with the Plan Sponsor and had a vested account balance in the Plan of more than $1,000 could elect to retain his or her account in the Plan. No further contributions could then be made to the Plan unless the participant resumed active employment with the Sponsor. In addition, the participant was required to begin receiving distributions in accordance with the existing terms of the Plan no later than April 1 of the calendar year following the year in which he or she reached the age of 70  1/2. If a participant’s vested account balance upon termination of employment with the Plan sponsor did not exceed $1,000 and the participant did not respond to an election notice regarding distribution or direct rollover of the vested benefit, the Plan Administrator could direct the Trustee to make a lump-sum payout of the entire vested benefit to the participant.

The Plan was amended effective December 18, 2006 to conform to requirements imposed by the Pension Protection Act of 2006. As previously noted, the amendment called for the merger of the Plan with the Universal Leaf Tobacco Company, Incorporated 401(k) Savings Plan effective January 1, 2007.

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

NOTE 7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2006	December 31, 2005
Net assets available for benefits per the financial statements	$32,825,982	$31,678,956
Adjustment to report Fixed Income Fund investment in Wachovia Stable Value Fund I at fair value	9,839	—
Amounts allocated to withdrawn participants	—	(121,621)

Net assets available for benefits per the Form 5500	$32,835,821	$31,557,335

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2006	Year ended December 31, 2005
Benefits paid to participants per the financial statements	$5,757,425	$5,792,494
Add: Amounts allocated on Form 5500 to withdrawn participants at end of year	—	121,621
Less: Amounts allocated on Form 5500 to withdrawn participants at beginning of year	(121,621)	(92,786)

Benefits paid to participants per the Form 5500	$5,635,804	$5,821,329

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to year end but not yet paid.

(Continued)

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF

TOBACCO COMPANY, INCORPORATED AND DESIGNATED

AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2006 and 2005

Note 7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (Concluded)

The following is a reconciliation of additions per the financial statements to total income on the Form 5500:

December 31, 2006
Total additions per the financial statements	$6,904,451
Adjustment to report Fixed Income Fund investment in Wachovia Stable Value Fund I at fair value	9,839

Total income per the Form 5500	$6,914,290

NOTE 8. SUBSEQUENT EVENTS

As discussed in Note 1, the Plan was terminated effective January 1, 2007, as part of the changes made by the Sponsor to certain of its benefit plans to comply with requirements imposed by the Pension Protection Act of 2006. Upon termination, participants were made fully vested in all employer contributions. The assets of the Plan and all related participant accounts were transferred to the Universal Leaf Tobacco Company, Incorporated 401(k) Savings Plan effective as of the date of the Plan’s termination.

The assets transferred from the Plan to the Universal Leaf Tobacco Company, Incorporated 401(k) Savings Plan included $31,588,774 representing Universal Corporation stock, $126,609 in LandAmerica Financial Group stock, and a Fixed Income Fund balance in the amount of $1,110,599.

SUPPLEMENTARY INFORMATION

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO

COMPANY, INCORPORATED AND DESIGNATED AFFILIATED COMPANIES

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)-Schedule I

EIN: 54-0741848 Plan #002

December 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including number of shares, maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Universal Corporation Common Stock Fund
*	Common stock of Universal Corporation	644,558 shares	$20,680,691	$31,588,774

	LandAmerica Financial Group, Inc. Common Stock Fund
	Common stock of LandAmerica Financial Group, Inc.	2,006 shares	**	126,609

	Fixed Income Fund
	Investments in a fund consisting of guaranteed investment contracts	1,110,599 shares	**	1,110,599

				$32,825,982

*	Indicates party-in-interest to the Plan
**	Participant-directed investment

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO COMPANY,

INCORPORATED AND DESIGNATED AFFILIATED COMPANIES

Schedule H, Line 4j-Schedule of Reportable Transactions-Schedule II

EIN: 54-0741848 Plan #002

Year Ended December 31, 2006

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of Party Involved	Description	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Category (iii) – Series of transactions in excess of 5% of plan assets

**	Universal Corporation Common Stock*	$3,325,892	$—	$3,325,892	$3,325,892	$—
		—	3,227,667	3,468,410	3,227,667	(240,743)
The Bank of New York	Collective Short Term Investments Fund	8,568,586	—	8,568,586	8,568,586	—
		—	8,569,287	8,569,287	8,569,287	—

There were no category (i), (ii), or (iv) reportable transactions during 2006.

Columns (e) and (f) are not applicable.

*	Indicates party-in-interest to the Plan.
**	Transactions made on market.

EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO COMPANY, INCORPORATED AND DESIGNATED AFFILIATED COMPANIES

By:	/s/ Mike Oberschmidt, Jr.
Mike Oberschmidt, Jr.
Vice President and Director of Human Resources
Universal Leaf Tobacco Company, Inc.
(Plan Sponsor)

By:	/s/ Robert M. Peebles
Robert M. Peebles
Vice President and Controller
Universal Leaf Tobacco Company, Inc.
(Plan Sponsor)

Date: June 27, 2007